FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02051444

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

6 June 2002


SEC MAIL
RECEIVED
PROCESSING
AUG 15 2002
WASH, D.C.
180
SECTION

BALTIMORE TECHNOLOGIES PLC
(Registrant's name)

Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
Theale, Reading, Berkshire, England RG7 4SA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ____X____ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.

Yes ________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).

EXHIBIT INDEX

BALTIMORE
www.baltimore.co

Baltimore Technologies plc

Pre-announcement of interim 2002 results

London, UK – August 5, 2002 – Baltimore Technologies (London: BLM), ("Baltimore") today announced that it will be reporting interim results for the six months ended 30 June 2002 on 10th September 2002. On that date Baltimore expects to report that it is continuing to trade in-line with expectations, that it has been continuing to make good progress with its restructuring, and continues to reduce its costs of sales through maximising operational efficiency.

Baltimore expects that revenues for the six months ended 30 June 2002 will be reported in the range of £21.5 million to £22.5 million and that the net cash balance as at 30 June 2002 stood at £23.059 million excluding approximately £1.0 million still to be received from CGI Limited in connection with the sale of part of Baltimore's shareholding of Baltimore Technologies Japan.

Bijan Khezri, Chief Executive of Baltimore Technologies plc commented:

"We have made very real headway in rationalising the business during this half year, yielding significant cash and heavily reducing the ongoing working capital requirements of the business. Together these two factors have strengthened our financial position enabling us to focus on our core business of authentication, digital signing and authorisation technologies, as our technology continues to be a key part in leading government, finance and wireless infrastructure projects."

For further information:

Alastair Hetherington/Edward Bridges
Financial Dynamics
Tel: +44 207 831 3113

About Baltimore Technologies

Baltimore Technologies' products, professional services and solutions solve the fundamental security needs of e-business. Baltimore's e-security technology gives companies the necessary tools to verify the identity of who they are doing business with and securely manage which resources and information users can access on open networks. Many of the world's leading organisations use Baltimore's e-security technology to conduct business more efficiently and cost effectively over the Internet and wireless networks.

Baltimore's products and services are sold directly and through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, trading on the London Stock Exchange (BLM). For more information on Baltimore Technologies please visit http://www.baltimore.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALTIMORE TECHNOLOGIES PLC

By: 

Name: Simon Enoch

Title: Secretary and General Legal Counsel

DATE: 2002